July 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh Lynn Dicker Conlon Danberg Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 8 to Registration Statement on Form S-1 Filed July 8, 2022 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 8 to Registration Statement on Form S-1, filed with the Commission on July 8, 2022 (Amendment No. 8”), as set forth in your letter dated July 18, 2022 addressed to Mr. Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 9 to the Registration Statement on Form S-1 (“Amendment No. 9”), which includes changes that reflect responses to the Staff’s comments and certain other updates of the Company.

The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations, pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and intends to submit a request for acceleration of the effectiveness of the Registration Statement pursuant to Rules 461 promulgated under the Securities Act as soon as the Staff clears the remaining comment.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 8, and page references in the Company’s responses refer to Amendment No. 9.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■  Los Angeles, CA 90067 ■  Tel 310.586.7700  ■  Fax 310.586.7800

U.S. Securities and Exchange Commission

July 21, 2022

Amendment No. 8 to Registration Statement on Form S-1 filed July 8, 2022

Prospectus Summary

Corporate Overview, page 3

1.

We note your disclosure in the corporate structure diagram that refers to “control documents” with respect to the VIE. Please revise this description so that you do not imply that the contractual agreements are equivalent to equity ownership in the business of the VIE. Refer to comment 7 in our letter dated May 16, 2022.

Response to Comment No. 1:

The Company has replaced references to “control documents” with “contractual arrangements” in the corporate structure diagram on pages 3 and 51 in response to the Staff’s comments. The Company has also added a footnote to the diagram stating that the Company and its subsidiaries do not have any equity ownership interest in, direct foreign investment in, or control of Yubo Beijing through the contractual agreements of Yubo Beijing and that investors in this offering are not purchasing, and may never hold, any equity interests, directly or indirectly, in Yubo Beijing.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 9 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely, /s/ Barbara A. Jones Barbara A. Jones, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP